UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

Or

[   ]SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Community Heritage Financial Services, Inc.

(Exact name of issuer as specified in its charter)

Maryland	83-1950225
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

24 West Main Street (overnight courier deliveries only)

P.O. Box 75(regular mail)

Middletown, MD 21769

(Full mailing address of principal executive offices)

(301) 371-6700

(Issuer’s telephone number, including area code)

Item1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this report, unless the context requires otherwise, references to “we,” “our,” “us,” the “Company,” and “Community Heritage Financial” refer to Community Heritage Financial, Inc. and, when discussing its history, business, operations, and financial condition, Community Heritage Financial, Inc. on a consolidated basis with its subsidiaries Middletown Valley Bank and, as of March 1, 2022, Millennium Financial Group, Inc. References to the “Bank” refer to Middletown Valley Bank, and references to “Mlend” refer to Millennium Financial Group, Inc.

Some of the matters discussed in this report may include forward-looking statements. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements often use words such as “estimate,” “believe,” “expect,” “plan,” “seek,” “expect,” “may,” “will,” “should,” “project,” “contemplate,” “anticipate,” “forecast,” “intend,” or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. These forward-looking statements include, but are not limited to:

● statements of our goals, intentions, and expectations;

● statements regarding our business plans, prospects, growth, and operating strategies;

● statements regarding the quality of our loan and investment portfolios; and

● estimates of our risks and future costs and benefits;

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, including those discussed elsewhere in this report, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

● general business economic conditions, either nationally or in our market areas, that are worse than expected, including as a result of the current COVID-19 pandemic or future pandemics, epidemics, or other health emergencies;

● competition among depository and other financial institutions;

● inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

● the rate of delinquencies and amounts of loans charged off;

● adverse changes in the securities markets;

● changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

● our ability to enter new markets successfully and capitalize on growth opportunities;

● our ability to capitalize on strategic opportunities;

● our ability to retain our existing customers;

● changes in consumer spending, borrowing and savings habits;

● changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board;

● changes in our organization, compensation, and benefit plans;

● changes in the financial condition or future prospects of issuers of securities that we own;

● changes in the quality or composition of our loan or investment portfolios;

● a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cybersecurity;

● technological changes;

● failure to attract and retain skilled personnel; and

● the fiscal and monetary policies of the federal government and its agencies.

We caution you that the above list of important factors is not exclusive and because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. You should not put undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of the report, and we undertake no obligation to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date the forward-looking statements were made.

The Company

Community Heritage Financial is a Maryland corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). We are subject to regulation by the Federal Reserve Board and the Office of Financial Regulation and are required to file periodic reports and any additional information that the Federal Reserve Board and the Office of Financial Regulation may require. Community Heritage Financial, Inc. owns 100% of the outstanding capital stock of Middletown Valley Bank. We were incorporated under the laws of the State of Maryland in 2018 for the purpose of serving as the Bank’s holding company. On June 15, 2018, the stockholders of Middletown Valley Bank approved the reorganization of the Bank into a holding company structure. The reorganization became effective on February 1, 2019. In connection with the reorganization, (i) the Bank became a wholly-owned subsidiary of the Company, and (ii) each outstanding share (or fraction thereof) of Middletown Valley Bank common stock was converted into one share (or fraction thereof) of Community Heritage Financial, Inc. common stock, and the former holders of Middletown Valley Bank common stock became the holders of all the Company’s outstanding shares.

In February 2019, the Company acquired Millennium Financial Group, Inc. (Mlend), a full-service residential mortgage lender headquartered in Middletown, Maryland with additional lending offices located in Crofton, Maryland and Oakland, Maryland. As of March 1, 2022, the Company contributed all of its capital stock in Mlend to the Bank, and Mlend is now a wholly-owned subsidiary of the Bank.

We operate a general commercial banking business, accepting deposits and making loans and investments. Our results of operations depend mainly on our net interest income, which is the difference between the interest income we earn on our loan and investment portfolios and the interest expense we pay on deposits and borrowings. Results of operations are also affected by provisions for loan losses, non-interest income, and non-interest expenses. Our non-interest expenses consist primarily of compensation and employee benefits, as well as office occupancy and equipment, data processing, deposit insurance, and other operating expenses.

Our operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies, and actions of regulatory authorities. Future changes in applicable laws, regulations, or government policies may materially affect our financial condition and results of operations.

Our common stock is quoted on the Pink Open Market Tier of the OTC Market Group’s quotation system under the symbol “CMHF.” As of September 23, 2022, there were 2,251,320 shares of our common stock outstanding.

Summary of Results for the Six Months Ended June 30, 2022

For the six months ended June 30, 2022, the Company earned net income of $3.89 million or $1.73 per share, an increase of $1.39 million or 55.6% compared to net income of $2.50 million or $1.11 per share for the six months ended June 30, 2021. Second quarter 2022 net income was $2.07 million or $0.92 per share, an increase of $250 thousand compared to first quarter 2022 net income of $1.82 million and an increase of $1.18 million compared to $892 thousand for the second quarter of 2021.

The Company continued its controlled growth strategy during the second quarter 2022 which resulted in $872.6 million in total assets as of June 30, 2022, up $27.0 million from March 31, 2022, and up $54.7 million from December 31, 2021. Deposit growth of $20.6 million for the second quarter of 2022 and $54.1 million on a year-to-date basis has funded the overall growth in the balance sheet. The deposit growth includes $10 million in brokered deposits, which were added late in the second quarter of 2022.

The deposit growth, as noted, has also funded robust loan growth over the same period. Loan balances were $692.8 million as of June 30, 2022, up $48.9 million from March 31, 2022, balances and up $82.3 million for the year. As of June 30, 2022, all loan balances under the Paycheck Protection Program (“PPP”) ($13.3 million outstanding at December 31, 2021 and $3.6 million outstanding as of March 31,2022) have been forgiven and remaining balances paid to zero. Excluding the PPP balances as noted above, core loan growth for the second quarter of 2022 was $52.5 million and $95.6 million year-to-date for 2022.

The strong loan growth has increased the earning asset base resulting in net interest income of $6.93 million for the second quarter of 2022, up $518 thousand compared to $6.41 million for the first quarter of 2022 and up $984 thousand compared to the second quarter of 2021. For the six months ended June 30, 2022, net interest income was $13.3 million, an increase of $1.3 million from $12.0 million for the first six months of 2021.

To support the loan growth as noted above, the Bank added $576 thousand to the loan loss provision for the quarter, up from $10 thousand in the first quarter of 2022. For the six months ended June 30, 2022, loan loss provision expense was $586 thousand compared to $2.9 million for the same period of 2021. The second quarter of 2021 included a one-time, isolated, COVID related charge-off of $4.5 million. The additional provision brings the allowance for loan losses to total loans ratio to a level of 1.03% as of June 30, 2022, up slightly from 1.01% as of March 31, 2022 and down slightly from 1.06% as of June 30, 2021.

Operating expenses increased by approximately 4.3% during the second quarter of 2022 compared to the first quarter of 2022 as the Company continued to invest in employee assets, training and technology in support of the balance sheet growth. In summary, strong earning asset growth, controlled funding costs and controlled operating expenses led to overall net income for the first six months of 2022 of $3.89 million, which represents the highest first half earnings in the history of the Company.

Management and the Board of Directors of both the Company and the Bank recognize the impact that inflation, recent geopolitical events, and supply chain issues are having on economic markets and interest rates. With the recent rapid increase in interest rates, the banking industry has been hit hard with erosion to security portfolio values, which has resulted in a direct impact to tangible equity values on the balance sheet as related to our available-for-sale (“AFS”) security portfolio. In an effort to preserve tangible common equity, the Bank’s Board of Directors approved for up to 75% of the principal balance of the AFS security portfolio at the Bank be moved to a held-to-maturity (“HTM”) designation effective April 1, 2022. To maintain on-balance sheet liquidity, over the next several quarters we expect to take measures to build the AFS portfolio position back to a level of at least 7.0% of assets. We anticipate that this will be accomplished through the reinvestment of security portfolio cashflows and strategic investment of available cash balances at current market rates.

Results of Operations

For the Six Months Ended June 30, 2022 compared to the Six Months Ended June 30, 2021

The Company recorded net income of $3.89 million or $1.73 per share for the six months ended June 30, 2022 compared to net income of $2.50 million or $1.11 per share for the same period of 2021. The increase in year-to-date earnings resulted from strong loan growth, increased investment security interest and lower loan loss provision expense, all of which helped off-set lower revenue from PPP (Paycheck Protection Plan) loans and lower secondary mortgage loan activity revenue.

We primarily operate two business segments, commercial banking, and mortgage banking. The commercial banking segment includes both commercial and consumer lending and provides customers with products such as commercial loans, real estate loans, other business financing and consumer loans. In addition, this segment provides customers with several choice deposit products, including demand deposit accounts, savings accounts, and certificates of deposit. The mortgage banking segment engages primarily in the origination of residential mortgages for sale into the secondary market. Revenue from the mortgage banking segment has been negatively impacted by rising interest rates and lower refinance activity during the first six months of 2022 as compared to the same period of 2021. Bottom-line net income from the mortgage banking sector has decreased from $785 thousand for the first six months of 2021 compared to $156 thousand for the first six months of 2022. The commercial banking segment, driven by strong commercial loan growth, low cost of deposits and reduced loan loss provision expense showed a bottom-line net income contribution of $4.3 million for the six months ended June 30, 2022 as compared to $2.2 million for the same period of 2021. For additional information, refer to Note 2,” Business Segments.”

Year-to-date 2022, the provision for credit losses was a charge of $586 thousand compared to $ 2.9 million for the same period in 2021. Most of the decrease was related to reduced provision compared to 2021, which included an isolated COVID related charge-off of $4.5 million in the second quarter of 2021. The bank has entered into a forbearance agreement with the principal of the charge-off and has received additional collateral as part of the agreement in addition to a monthly restitution.

Net Interest Income

Net interest income for the six months ended June 30, 2022 increased $1.4 million to $13.3 million or 11.6% compared to $12.0 million for the same period in 2021. Year-to-date loan income increased to $13.2 million in 2022 compared to $12.8 million for the same period in 2021, an increase of $368 thousand; however, 2021 included $1.83 million in PPP loan interest and fee income compared to $416 thousand in 2022. Excluding PPP revenue, core loan interest increased $1.8 million year-to-date 2022 compared to the same period of 2021 due to strong average loan growth of $61 million. Core loan yields, excluding PPP fee and interest income dropped from 4.16% for the six months ended June 30, 2021 to 4.03% for the same period ended June 30, 2022. Low market rates and competitive pressure for quality loans pushed yields lower on a year-over-year basis. Interest income on the investment portfolio increased by 107% from $652 thousand for the first six months of 2021 to $1.35 million for the same period of 2022. The increase resulted from an increase in average balances of $74.3 million on a year-over-year basis through the deployment of cash on the balance sheet.

While interest bearing liabilities increased $63 million on average for the first six months of 2022 compared to the same period of 2021, interest expense decreased from $1.5 million for the first six months of 2021 to $1.2 million for the first six months of 2022. Deposit mix and market rates helped to push overall cost of funds lower during the comparative periods. Overall funding costs were also positively impacted by the growth of non-interest bearing demand deposits, which averaged $284.4 million for the six months ended June 30, 2022 compared to $220.5 million for the comparable period of 2021.

The following tables provide an analysis of net interest income performance that reflects that net interest margin has declined to 3.32% for the six months ended June 30, 2022, compared to 3.53% for the six months ended June 30, 2021. For the comparative period, the yield on earning assets declined 46 basis points while average rate paid on interest-bearing liabilities decreased 21 basis points, resulting in the decline in margin.

Year over Year - Average Balance Sheets, Interest and Rates

		For the Six Months Ended				For the Six Months Ended
		June 30, 2022				June 30, 2021
			Interest	Average			Interest	Average
		Average	Income/	Yields/	(1)	Average	Income/	Yields/
		Balance	Expense	Rates		Balance	Expense	Rates

	Assets
(4)	Loans, net	$641,097,399	$13,129,556	4.13%		$580,433,490	$12,711,242	4.42%
	Loans, net excluding PPP loans	636,567,633	12,713,433	4.03%		527,686,148	10,878,895	4.16%

	Loans held for sale	4,032,613	73,444	3.67%		9,284,717	123,482	2.68%
	Securities	149,047,256	1,347,194	1.82%		74,748,406	651,618	1.76%
	FHLB stock	465,654	6,362	2.76%		428,391	4,321	2.03%
	Other interest-earning deposits	24,278,833	25,976	0.22%		24,465,712	9,505	0.08%
	Total interest-earning assets	818,921,754	14,582,532	3.59%		689,360,716	13,500,167	3.95%

	Less: Allowance for loan losses	6,628,071				7,250,393
	Other Assets	26,905,628				31,618,984
	Total assets	839,199,312				$713,729,307

	Liabilities and Shareholder Equity
	Savings accounts	88,899,925	4,410	0.01%		74,942,418	5,537	0.01%
	Money market accounts	208,192,900	111,070	0.11%		166,927,681	136,921	0.17%
	NOW accounts	97,266,028	152,040	0.32%		76,825,414	106,996	0.28%
	Certificate of deposits	79,761,106	418,346	1.06%		91,557,097	694,215	1.53%
	Interest-bearing deposits	$474,119,959	$685,866	0.29%		$410,252,609	$943,669	0.46%
	Other Borrowings	3,932,666	72,781	3.73%		5,268,204	123,447	4.73%
	Subordinated debt, net	14,772,660	476,098	6.50%		14,682,963	476,098	6.54%
	Total interest-bearing liabilities	492,825,285	1,234,745	0.51%		430,203,777	1,543,214	0.72%

	Non-interest-bearing demand deposits	284,367,843				220,446,846
	Other Liabilities	7,759,949				8,982,800
	Total Liabilities	784,953,076				659,633,423

	Shareholders equity	54,246,236				54,095,884
	Total Liabilities & Shareholders Equity	$839,199,312				$713,729,307

	Net interest income (taxable equivalent basis)		$13,474,840				$12,053,717
(5)	Less: Taxable equivalent		127,053				96,763
	Net interest income		$13,347,787				$11,956,953

(3)	Net interest income and margin (taxable equivalent basis)		$13,474,840	3.32%			$12,053,717	3.53%
(2)	Net interest-earning assets	$326,096,469				259,156,939
(1)	Net interest spread			3.08%				3.23%

(1)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2)	Net interest-earning assets represents total average interest-earning assets less average interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Loan interest income for the six months ended June 30, 2022 and the the year 2021 includes $416 thousand and $2.79 million, respectively, in PPP loan interest and fees.
(5)	Tax equivalent interest income on eligible loan and investment income is calculated using a 21% Federal tax rate and an 8.25% effective Maryland tax rate.

Non-interest Income

As referenced in Note 13 below – Revenue from Contracts with Customers, non-interest income decreased from $3.82 million for the six months ended June 30, 2022 compared to $2.52 million for the same period of 2022. The following represents additional detail of non-interest income by type:

●	Service charges on deposit accounts decreased from $339 thousand for the six months ended June 30, 2021 to $315 thousand for the same period of 2022 – account composition and restructure of product types resulted in less service charges to our customer base.

●	Visa check card income increased from $353 thousand for the six months ended June 30, 2021 to $442 thousand for the same period of 2022 – increased merchant services and higher volumes accounted for the growth.

●	Mortgage banking revenue decreased from $2.8 million for the six months ended June 30, 2021 to $1.7 million for the same period of 2022 due to the rising interest rate environment and less refinancing activity.

●	The six months ended June 30, 2021 included $196 thousand in security sale gains – no security gains were recorded for the same period of 2022.

Non-interest Expense

Non-interest expense increased 7.1% from $9.4 million for the six months ended June 30, 2021 to $10.1 million for the same period of 2022. The following represents additional detail on non-interest expense by type:

●	Salary and benefit expense increased from $5.5 million for the six months ended June 30, 2021 to $6.0 million for the same period of 2022 – the Company continued to add human resources to support the rapid balance sheet growth and to enhance technology capabilities. Costs also increased due to the addition of a full-service branch in May of 2021 along with increased health insurance and benefit costs.

●	Occupancy and Equipment costs increased from $1.4 million for the six months ended June 30, 2021 to $1.5 million for the six months ended June 30, 2022 – as noted previously, the Company opened a full-service branch in Franklin County, Pennsylvania in May of 2021 and also made significant investments in technology during the past year.

●	Advertising and donation expense increased from $287 thousand for the six months ended June 30, 2021 to $333 thousand for the six months ended June 30, 2022. Most of the increase was related to increased donations and sponsorships of community events as the Company continues to support the communities we serve.

●	FDIC insurance premiums increased from $224 thousand for the six months ended June 30, 2021 to $278 thousand for the six months ended June 30, 2022. Strong core deposit growth led to the increased premium expense.

Income Taxes

The Company had income tax expense of $1.3 million for the six months ended June 30, 2022 compared to tax expense of $987 thousand for the first six months of 2021. The increased tax expense resulted from higher pre-tax income for the first six months of 2022 of $5.2 million compared to pre-tax income of $3.5 million for the corresponding period of 2021.

Balance Sheet Analysis and Comparison of Financial Condition at June 30, 2022 and December 31, 2021

General. Our total assets increased $54.7 million, or 6.7%, to $872.6 million at June 30, 2022, from $817.9 million at December 31, 2021. Balance sheet growth was driven by, loan growth of $82.3 million, or 13.5% (excluding loans held for sale), primarily funded by core deposit (which excludes brokered deposits) growth of $44.1 million, or 6.0%. In addition, deposits increased by $54.1 million, or 7.3%, borrowings, other than our subordinated debt, decreased by $3.1 million to $5.0 million, and other liabilities increased by $1.6 million, or 0.21%, at June 30, 2022 compared to December 31, 2021. As of June 30, 2022, all loan balances under the Paycheck Protection Program ($13.3 million outstanding at December 31, 2021 and $3.6 million outstanding as of March 31, 2022) have been forgiven and remaining balances paid to zero. In addition, cash balances decreased $25.8 million, or 62.4%, attributable to funding the loan growth discussed above.

Loans. Total gross loans (excluding loans held for sale) increased to $692.8 million, constituting 79.4% of total assets, at June 30, 2022, compared to $610.5 million, constituting 74.6% of total assets, at December 31, 2021, an increase of $82.3 million, or 13.5%. This increase was due to growth in commercial real estate loans of $47.4 million, or 17.3%, residential real estate loans of $36.1 million, or 22.2%, for the six months ended June 30, 2022, partially offset by a $3.0 million, or 1.8%, decrease in commercial and industrial loans, which is attributable to $3.6 million in forgiven PPP loans during 2022.

Investment Securities Portfolio. Our investment securities portfolio at June 30, 2022 included U.S. government agency securities, mortgage-backed securities, securities issued by municipalities, and corporate bonds, all of which are classified as available-for-sale or held to maturity (refer to Note 3 for detail). The carrying value of our investment portfolio decreased from $144.0 million as of December 31, 2021 to $142.6 million as of June 30, 2022. The decrease resulted from $15.4 million in security purchases for the six months ended June 30, 2022, $5.7 million in maturities and paydowns, negative adjustments to the unrealized loss position on available-for-sale securities of $1.2 million and an adjustment of $9.9 million related to the unrealized loss position on securities transferred to held-to-maturity effective April 1, 2022 (see Note 3 for additional information).

Deposits. We accept deposits primarily from the areas in which our branches and offices are located. We have consistently focused on building broader customer relationships and targeting small business customers to increase our core deposits. We also rely on our customer service to attract and retain deposits. We offer a variety of deposit products with a range of interest rates and terms. Customer deposits have historically provided us with a sizeable source of relatively stable and low-cost funds to support asset growth. Our deposit accounts consist of commercial and retail checking accounts, savings accounts, certificates of deposit, money market accounts, and individual retirement accounts. We utilize brokered deposits to cover funding gaps due to the timing of deposit growth and to match fund loans with longer maturities. At June 30, 2022, brokered deposits totaled $10 million compared to $246 thousand at December 31, 2021 (brokered deposits exclude insured cash sweeps and certificate of deposit account registry service (CDARS)). The increase in brokered deposits was to contribute to the funding of loan growth and was executed late in the second quarter.

Our deposits increased by $54.1 million, or 7.3%, to $790.8 million at June 30, 2022, compared to $736.7 million at December 31, 2021, reflecting increases of $31.8 million, or 6.9%, in interest-bearing deposits and $22.3 million, or 8.2%, in non-interest-bearing deposits. The increase in interest-bearing deposits was primarily the result of a $23 million, or 11.4%, increase in money market accounts, as well as increases of $6.4 million, or 8%, in savings accounts, and $3.4 million, or 3.8%, in time deposits, at June 30, 2022 compared to December 31, 2021. Deposits increased during the six months ended June 30, 2022 due to new deposit accounts being opened by our new commercial loan customers, and growth in retail (consumer) accounts.

We review and update interest rates paid, maturity terms, service fees, and withdrawal penalties on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements, anticipated short term loan demand, and our deposit growth goals.

Borrowings (Other than Subordinated Debt). Customer deposits remain the primary source we utilize to meet funding needs, but we supplement our deposits as a funding source with borrowings as necessary. Borrowings were $5.0 million at June 30, 2022 and $1.9 million at December 31, 2021. The increase resulted from continued strong core loan growth during the first six months of 2022, which slightly outpaced deposit growth for the period. The balance at December 31, 2021 consisted of Mlend’s draws on warehouse lines of credit maintained at other financial institutions. As of June 30, 2022, the warehouse line balances have been reduced to zero as a result of Mlend becoming a subsidiary of the Bank from a contribution of all outstanding stock of Mlend from CHF to the Bank effective March 1, 2022. The move allows all funding for Mlend to be handled internally as opposed to other financial institutions. The $5.0 million borrowing as of June 30, 2022 is a short-term advance from the Federal Home Loan Bank of Atlanta.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments, advances from the FHLBA, principal repayments, and the sale of securities available for sale. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank’s Asset/Liability Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of the date of this report.

We regularly monitor and adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows and borrowing maturities, yields available on interest-earning deposits and securities, and the objectives of our asset and liability management program.

Excess liquid assets are invested generally in interest-earning deposits and short-term securities. Our most liquid assets are cash and cash equivalents. The level of these assets is dependent on our operating, financing, lending, and investing activities during any given period. At June 30, 2022, cash and cash equivalents totaled $15.5 million.

Our cash flows are derived from operating activities, investing activities, and financing activities as reported in our statements of cash flows included in our financial statements.

At June 30, 2022, we had $239.8 million in loan commitments outstanding consisting of $174.7 million of unused lines of credit and $65.1 million in commitments to originate new loans. In addition, we had $3.8 million in standby letters of credit at June 30, 2022. Time deposits due within one year of June 30, 2022, totaled $62.1 million, or 7.9% of total deposits. If such deposits do not remain with us, we may be required to seek other sources of funds, including loan and securities sales, draws on our lines of credit with correspondent banks, and FHLBA advances. Depending on market conditions, we may be required to pay higher rates on our deposits or other borrowings than we currently pay on the time and IRA deposits that become due in the coming year. We believe, however, based on historical experience and current and expected market interest rates, that we will retain upon maturity a large portion of our time deposits with maturities of one year or less.

At June 30, 2022 and 2021, we had, primarily through Mlend, interest rate lock commitments to originate mortgage loans totaling $3.4 million and $20.3 million, respectively. We enter into corresponding commitments with third-party investors to sell each of these loans that close on a best-efforts basis.

Our primary investing activity is originating loans. During the six months ended June 30, 2022 and 2021, cash used to fund net loan growth was $82.3 million and $15.5 million, respectively. During these six-month periods, we purchased $15.4 million and $35.5 million of investment securities, respectively. Proceeds from sales, maturities, repayments, and calls of securities were $5.8 million and $20.5 million, respectively, during these six-month periods.

Financing activities consist primarily of activity in deposit accounts. We experienced net increases in cash provided from deposits of $54.1 million and $51.4 million during the six months ended June 30, 2022 and 2021, respectively. Deposit flows are affected by the overall market level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing arrangements exist that provide an additional source of funds. At June 30, 2022, we had the ability to borrow up to $15.5 million from other financial institutions and the ability to borrow up to $4.0 million from the Federal Reserve Board discount window. In addition, we had the ability to borrow up to $218.2 million from the FHLBA at June 30, 2022, and a $1.0 million letter of credit with another financial institution for contingency funding purposes. As of June 30, 2022, the Bank had $5.0 million in outstanding borrowings with FHLBA. Borrowings (excluding the Notes) were $0 and $1.9 million at June 30, 2022 and June 30, 2021, respectively, which consisted of Mlend’s draws on warehouse lines of credit maintained at other financial institutions.

Middletown Valley Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2022, the Bank exceeded all regulatory capital requirements and was considered “well capitalized” under regulatory guidelines at such time. See “Supervision and Regulation – Capital Requirements” and Note 18 of our consolidated financial statements contained herein.

Capital Expenditures

As of June 30, 2022 there were no material capital expenditure commitments outstanding.

Item 2. Other Information

None

Item 3. Financial Statements

Community Heritage Financial, Inc. and Subsidiaries
Consolidated Balance Sheets

	June, 30	December 31,
	2022	2021
	(Unaudited)	(Audited)

Assets
Cash and due from banks	$15,495,064	$41,255,045
Total cash and cash equivalents	15,495,064	41,255,045

Securities available-for-sale, at fair value	38,181,195	144,019,313
Securities held to maturity	104,434,552	—
Total securities	142,615,747	144,019,313
Equity securities, at cost	593,900	337,700

Loans	692,810,899	610,501,481
Less: allowance for loan loss	7,097,516	6,499,690
Loans, net	685,713,383	604,001,791

Loans held for sale	2,729,626	5,423,358
Premises and equipment, net	6,528,753	6,771,220
Right-of-use assets	2,085,283	2,300,829
Accrued interest receivable	2,263,562	1,971,018
Deferred tax assets	4,917,422	2,140,827
Bank-owned life insurance	6,475,884	6,475,067
Goodwill	1,656,507	1,656,507
Intangible assets	—	695
Other Assets	1,487,765	1,556,355
Total Assets	$872,562,896	$817,909,724

Liabilities and Shareholders’ Equity

Liabilities
Deposits:
Non-interest-bearing demand	$294,684,219	$272,399,626
Interest-bearing	496,127,473	464,285,444
Total Deposits	790,811,692	736,685,070

Federal home loan bank advances	5,000,000	—
Subordinated debt, net	14,798,182	14,753,333
Other borrowings	—	1,887,060
Lease liabilities	2,155,281	2,367,676
Accrued interest payable	176,479	189,842
Other liabilities	6,930,947	5,071,852
Total Liabilities	819,872,581	760,954,833

Shareholders’ Equity
Common stock, par value $.01; share authorized 10,000,000; shares issued and outstanding at June 30, 2022 and December 31, 2021, 2,251,320 and 2,251,320, respectively.	22,513	22,513

Additional paid-in-capital	28,566,129	28,537,379
Retained earnings	32,999,658	29,288,449
Accumulated other comprehensive (loss)	(8,897,985)	(893,450)
Total Shareholders’ Equity	52,690,315	56,954,891

Total Liabilities and Shareholders’ Equity	$872,562,896	$817,909,724

Community Heritage Financial, Inc. and Subsidiaries
Consolidated Statements of Income

	Six Months Ended
	(Unaudited)
	June 30,	June 30,
	2022	2021

Interest Income
Loans, including fees	$13,203,000	$12,834,724
Securities	1,347,194	651,618
Fed funds sold and other	32,338	13,825
Total interest income	14,582,532	13,500,167

Interest Expense
Deposits	685,866	943,669
Borrowed funds	16,173	947
Subordinated debt	476,098	476,098
Other interest expense	56,608	122,500
Total interest expense	1,234,745	1,543,214

Net interest income	13,347,787	11,956,953
Provision for loan losses	585,935	2,898,678
Net interest income after provision for loan losses	12,761,852	9,058,275

Non-interest income
Service charges on deposits	354,610	374,835
Earnings bank owned life insurance	(15,766)	96,997
Gain on sale of fixed assets	16,508	1,500
Gain on sale of securities	—	196,091
Mortgage loan income activity	1,659,867	2,774,085
Other non-interest income	499,893	373,906
Total non-interest income	2,515,112	3,817,414

Non-interest expense
Salaries and employee benefits	6,019,184	5,462,934
Occupancy and equipment	1,540,690	1,383,404
Legal and professional fees	341,906	319,270
Advertising	332,944	287,350
Data processing	1,123,184	1,093,303
FDIC premiums	278,443	223,759
Loss sale of securities	—	17,826
Other intangible amortization	695	4,167
Other	421,166	595,920
Total non-interest expense	10,058,212	9,387,933
Income before taxes	5,218,752	3,487,756
Income tax expense	1,327,438	986,923
Net Income	$3,891,314	$2,500,833

Basic earnings per share	$1.73	$1.11
Diluted earnings per share	$1.73	$1.11

COMMUNITY HERITAGE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

	Six Months Ended
	June 30,	June 30,
	2022	2021
Net Income	$3,891,314	$2,500,833

Other comprehensive (loss) income:
Unrealized holding (loss) gain on securities available for sale (net of tax of $(319,158) and $(276,308), respectively)	(840,572)	(727,719)
Unrealized holding (loss) on securities transferred from available for sale to held to maturity (net of tax of $(2,720,092)	(7,163,963)	—
	$(8,004,535)	$(727,719)
Other comprehensive (loss), net of tax
Comprehensive (loss) income	$(4,113,221)	$1,773,114

COMMUNITY HERITAGE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

As of and for the Periods Ended June 30, 2022 and 2021

	For the Six Months Ended June 30,
CASH FLOWS FROM OPERATING ACTIVITIES:	2022	2021

Net Income	$3,891,314	$2,500,833
Adjustments to reconcile net income to cash resulting from operating activities:
Depreciation and amortization of premises and equipment	438,807	353,947
Provision for loan losses	585,935	2,898,678
Gain/Loss on sales and calls of investment securities	—	(178,265)
Gain on premises and equipment	(16,508)	(1,500)
Gain on sales of loans	(1,659,867)	(2,774,085)
Originations of loans held for sale	(86,679,113)	(169,475,181)
Proceeds from sales of loans held for sale	91,032,712	176,868,049
Amortization of intangibles	695	4,167
Amortization of debt issuance cost	44,849	44,848
Amortization of right-of-use assets	215,546	133,920
Stock based compensation expense	28,750	—
(Gain)/Loss on bank owned life insurance	15,765	(96,997)
Deferred tax expense (benefit)	262,655	484,383
Increase (decrease) in accrued interest receivable	(292,544)	453,988
Decrease (increase) in other assets	68,590	500,225
Decrease in accrued interest payable	(13,363)	(9,273)
(Decrease) increase in other liabilities	1,646,699	(5,216,500)
Amortization of premium and discounts on investment securities, net	19,848	267,035
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,590,770	6,758,272

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale and held to maturity	(15,408,950)	(35,527,540)
Proceeds from maturities, repayments and calls of available for sale and held to maturity securities	5,748,883	6,486,405
Proceeds from sales of securities available for sale and held to maturity	—	14,044,239
Proceeds from sales of fixed assets	32,858	18,000
Net (increase) in loans	(82,297,527)	(15,477,412)
Sale (Purchase) of FHLB stock	(256,200)	124,400
Purchases of fixed assets	(212,690)	(995,549)
Purchases of the bank owned life insurance	(16,582)	(1,016,582)
NET CASH (USED IN) INVESTING ACTIVITIES	$(92,410,208)	$(32,344,039)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in non-interest-bearing demand deposits	22,284,593	36,460,147
Net increase in interest-bearing deposits	31,842,029	14,894,298
Change in other borrowings	3,112,940	(4,543,486)
Cash dividends paid	(180,105)	(180,106)
NET CASH PROVIDED BY FINANCING ACTIVITIES	57,059,457	46,630,853
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(25,759,981)	21,045,086

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	41,255,045	28,785,203

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$15,495,064	$49,830,289

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,248,394	$1,501,577
Income taxes	$2,569,356	$1,114,522

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized (loss) on securities available for sale	$(1,159,730)	$(1,004,028)
Unrealized loss transferred to held to maturity securities from available fro sale securities	$(9,884,054)	$—

COMMUNITY HERITAGE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

				ACCUMULATED
				OTHER
	COMMON	Additional	RETAINED	COMPREHENSIVE
	STOCK	Paid-in-Capital	EARNINGS	INCOME (LOSS)	TOTAL

BALANCE, DECEMBER 31, 2020	$22,513	$28,523,004	$23,633,375	$781,603	$52,960,495

Net Income	—	—	2,500,833	—	2,500,833

Other comprehensive loss	—	—	—	(727,719)	(727,719)

Cash dividends ($0.08 per share)	—	—	(180,105)	—	(180,105)

BALANCE, June 30, 2021	$22,513	$28,523,004	$25,954,103	$53,884	$54,553,504

BALANCE, DECEMBER 31, 2021	$22,513	$28,537,379	$29,288,449	$(893,450)	$56,954,891

Net Income	—	—	3,891,314	—	3,891,314

Other comprehensive loss				(8,004,535)	(8,004,535)

Stock based compensation expense	—	28,750	—	—	28,750

Cash dividends ($0.08 per share)	—	—	(180,105)	—	(180,105)

BALANCE, June 30, 2022	$22,513	$28,566,129	$32,999,658	$(8,897,985)	$52,690,315

Community Heritage Financial, Inc.

Notes to the Condensed Consolidated Financial Statements - Unaudited

Note 1. Nature of Operation’s and Significant Accounting Policies

Nature of Operations:

Community Heritage Financial, Inc. (“CMHF” or the “Company” on a consolidated basis), the parent company for its wholly-owned subsidiaries, Middletown Valley Bank (the “Bank”) and Millennium Financial Group, Inc. (“Mlend”), was established in November 2018 under the laws of the State of Maryland to serve as the holding company for the Bank. Establishment of the holding company occurred subsequent to an affirmative vote by shareholders and receipt of regulatory approval. Upon formation of the holding company, the Company’s reorganization was completed through a one-for-one share exchange in which the Bank’s shareholders received one share of CMHF’s common stock with a par value of $0.01 in exchange for each share of their $1 par value common stock of the Bank. CMHF is regulated under the Bank Holding Company Act of 1956, as amended, and is subject to regulation, supervision, and examination by the Federal Reserve Board.

Middletown Valley Bank is an independent and community-oriented financial institution offering a full range of retail and commercial banking services to individuals and businesses in its market area. Services are primarily provided to customers located in Frederick County and Washington County, Maryland, as well as the surrounding communities through the Bank’s network of eight branch locations. Its primary deposit products are demand, savings, and time deposits, and its primary lending products are real estate mortgages, commercial business loans and installment loans.

Middletown Valley Bank began serving customers in 1908 and is headquartered in Middletown, Maryland. The Bank is a Maryland chartered bank subject to regulation, supervision, and examination by the Maryland Office of Commissioner of Financial Regulation and the Federal Deposit Insurance Corporation (“FDIC”), and our deposits are insured by the FDIC up to $250,000 per depositor. In addition to two branch offices in Middletown, the Bank also has branches in:

●	Jefferson, Maryland,
●	Myersville, Maryland
●	Boonsboro, Maryland
●	Hagerstown, Maryland (2), and
●	Waynesboro, Pennsylvania

Middletown Valley Bank is parent company to the wholly owned subsidiary Millennium Financial Group, Inc. Millennium Financial Group Inc., (“Mlend”), is a full-service residential mortgage company, headquartered in Middletown, Maryland with additional lending offices located in Crofton, Maryland and Oakland, Maryland. Mlend is licensed in Maryland, Pennsylvania, Virginia, West Virginia and the District of Columbia and offers a full range of residential mortgage products to homebuyers for home purchases, refinancing and construction. Programs include but are not limited to conventional, USDA, VA, FHA, and Maryland Mortgage Program loans.

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices of the banking and mortgage industries.

Significant Accounting Policies

Principles of Consolidation:

The consolidated financial statements of Community Heritage Financial, Inc. and its wholly owned subsidiary, Middletown Valley Bank and its wholly-owned subsidiary Millennium Financial Group, Inc., include the accounts of all three companies. All material intercompany balances and transactions have been eliminated in consolidation.

Business Segments:

We primarily operate two business segments, commercial banking, and mortgage banking. The commercial banking segment includes both commercial and consumer lending and provides customers with products such as commercial loans, real estate loans, other business financing and consumer loans. In addition, this segment provides customers with several choice deposit products, including demand deposit accounts, savings accounts, and certificates of deposit. The mortgage banking segment engages primarily in the origination of residential mortgages for sale into the secondary market. For additional information, refer to Note 2,” Business Segments.”

Use of Estimates:

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of goodwill and other-than-temporary impairment of securities.

Presentation of Cash Flows:

For the purposes of reporting cash flows, the Company considers cash and cash equivalents as those amounts that are highly liquid instruments with an original maturity of three months or less. They are included in the balance sheet captions, “Cash and due from banks”.

Securities:

Investments in debt securities are classified as either held to maturity, available for sale, or trading. FHLB stock is classified as restricted and carried at cost. Available for sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income. Held to maturity securities are carried at amortized cost. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) the Bank intends to sell the security or (ii) it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis. The Bank does not intend to sell the security and it is not more-than-likely that the Bank will be required to sell the security before recovery, management must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

Management regularly reviews each security for other-than-temporary impairment based on criteria that includes the extent to which costs exceed market price, the duration of that market decline, the financial health of and specific prospects for the issuer, its best estimate of the present value of cash flows expected to be collected from debt securities, its intention with regard to holding the security to maturity and the likelihood that the Bank would be required to sell the security before recovery.

For restricted equity securities, impairment is based on the ultimate recovery of par value. The impairment of a restricted equity security results in a write-down that must be included in income.

Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities, using the specific identification method.

Loans:

Loans are reported at their recorded investment, which is the principal amount outstanding, as adjusted for net deferred fees or cost of loan originations. The balance of the allowance for loan losses is netted against the recorded investment in loans on the balance sheet. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the yield on the related loans using the interest method. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on all classes of loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal in accordance with the loan’s contractual terms, or when a loan becomes contractually past due by ninety days or more with respect to principal or interest. All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of loan principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest. Loans are considered past due when the borrower is not current with their payments in accordance with the contractual terms of their loan agreement.

Loans Held for Sale:

The Company engages in the sale of residential mortgages, with originations initiated through Mlend or the Bank. Loans originated and intended for sale (Loans held for Sale) in the secondary market are carried at the lower of cost or fair value on an individual basis. Gains and losses on loans sold (sales proceeds minus carrying value) are recorded as a component of noninterest income in the consolidated statements of income. Direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon the sale of the loan. The servicing of loans held for sale is not retained once the sale is complete.

Allowance for Loan Losses:

An allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent losses that are probable within the loan portfolio. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans deemed uncollectible are charged off and deducted from the allowance, while subsequent recoveries are credited to the allowance.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established when the present value of expected future cash flows, the observable market price, or the fair value of the collateral, if the loan is collateral dependent, of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical losses adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial real estate, residential real estate, and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance consumer loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

As the first step in determining the general component of the allowance for loan losses, management calculates the historical loss percentage. The historical loss percentage is calculated based on the Bank’s experience as well as the experience of its peers. In instances where the Bank has not experienced losses, peer information will be used. The historical loss percentage calculated is applied to the quarter end balance of each portfolio segment. The historical component is further adjusted by management’s evaluation of various conditions per segment including the economy, trends in portfolio volume, concentrations, changes in experience and depth of lending staff, trends in problem loans, and trends in collateral and debt ratio exceptions.

Management has an established internally developed methodology to determine the adequacy of the allowance for loan losses that assesses the risks inherent in the loan portfolio. For purposes of determining the allowance for loan losses, management has segmented certain loans in the portfolio by product type. The loan portfolio is segmented based on risk characteristics into the following segments: commercial real estate, residential real estate, commercial, and consumer loans. Particular characteristics associated with each segment are detailed below:

●	Loans secured by commercial real estate carry risks associated with the success of the business and the ability to generate a positive cash flow sufficient to service debts. Real estate security diminishes risks only to the extent that a market exists for the subject collateral.

●	Residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

●	Commercial loans not secured by real estate carry risks associated with the successful operation of a business, and the repayments of these loans depend on the profitability and cash flows of the business. Additional risk relates to the value of collateral, if any, where depreciation occurs, and the valuation is less precise.

●	Consumer loans carry risks associated with the continued creditworthiness of the borrower and the value of the collateral, such as automobiles which may depreciate more rapidly than other assets. In addition, these loans may be unsecured. Consumer loans are more likely than real estate loans to be immediately affected in an adverse manner by job loss, divorce, illness, or personal bankruptcy.

Troubled Debt Restructurings:

In situations where, for economic or legal reasons related to a borrower’s financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring, (“TDR”). Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. On June 30, 2022, and December 31, 2021, there were loans in the amount of $1.6 million and $1.9 million, respectively, that were modified in troubled debt restructurings. There were no commitments to lend additional funds to these borrowers as of June 30, 2022, and December 31, 2021.

During 2020, the Bank approved payment deferrals for customers experiencing hardships related to COVID-19. These deferrals were for no more than six months in duration and for loans that were not more than 30 days past due as of December 31, 2019. As such, they were not considered TDRs based on the relief provisions of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act and recent interagency regulatory guidance. As of June 30, 2022 and December 31, 2021 there were loans in the amount of $2.9 million and $3.22 million, respectively, still on deferral.

Transfers of Financial Assets:

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Other Real Estate Owned:

Properties acquired by foreclosure, or deed in lieu of foreclosure are initially recorded at fair value less cost to sell and subsequently at the lower of the initially recorded amount and capitalized costs or estimated fair value less cost to sell. Costs of carrying the real estate are charged to expense. As of June 30, 2022 and December 31, 2021, the Bank had no other real estate owned. At June 30, 2022 and December 31, 2021, the Bank had no consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process.

Paycheck Protection Program:

Beginning in April 2020, the Bank originated loans under the Paycheck Protection Program (PPP) of the Small Business Administration (SBA). PPP loans are fully guaranteed by the SBA, and in some cases, borrowers may be eligible to obtain forgiveness of the loans, in which case loans would be repaid by the SBA. As repayment of the PPP loans is guaranteed by the SBA, the Bank does not recognize a reserve for PPP loans in its allowance for loan losses. The Bank received fees from the SBA of one percent to five percent of the principal amount of each loan originated under the PPP. Fees received from the SBA are recognized net of direct origination costs in interest income over the life of the related loans. Recognition of fees related to PPP loans is dependent upon the timing of ultimate repayment or forgiveness. Aggregate fees from the SBA of $3.6 million, net of direct costs, were being recognized in interest income over the life of the loans. As of June 30, 2022, there were no net fees which remained unrecognized due to forgiveness of all PPP loans being completed as of June 30, 2022, and as of December 31, 2021 there were $392 thousand, respectively, in net fees which remained unrecognized.

Premises and Equipment:

Land is carried at cost. Premises and equipment, including construction of major capital additions, are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis. The estimated useful lives for computing depreciation on premises and equipment range from 3 to 50 years in each of these categories. Maintenance and repairs are charged to operating expenses as incurred.

Bank Owned Life Insurance:

The Bank has purchased life insurance policies on certain key executives and other officers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value. Any increase in the cash surrender value is recorded as noninterest income in the Consolidated Statements of Income. In the event of the death of an individual under these policies, the Bank would receive a death benefit which would also be recorded as noninterest income on the Consolidated Statements of Income.

Equity Based Compensation:

Compensation cost is recognized for equity awards issued to employees, based on the fair value of these awards at the date of grant using an observable market price. The Company classifies stock awards as equity. Compensation cost is recognized over the required service period on a straight-line basis. The Company’s accounting policy is to recognize forfeitures as they occur.

Earnings Per Common Share:

Basic earnings per common share (“EPS”) represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by assuming dilution of common shares and adjusting net income for compensation cost attributable to the equity-based compensation plan. Basic average shares outstanding were 2,251,320 as of June 30, 2022, and June 30, 2021. Dilutive average shares outstanding were 2,253,082 as of June 30, 2022 and 2,251,320 as of June 30, 2021. Basic and dilutive earnings per share were $1.73 and $1.11 at June 30, 2022 and June 30, 2021, respectively.

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits, if any, in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the Consolidated Statements of Income. As of June 30, 2022 and December 31, 2021, there was no liability recorded for unrecognized tax benefits.

Advertising Costs:

The Company accounts for its advertising costs as a charge to operations as the costs are incurred. Advertising costs were $287 thousand and $333 thousand for the six-months ended June 30, 2022 and 2021, respectively, and are included in other non-interest expenses in the Consolidated Statements of Income.

Comprehensive Income (Loss):

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss). As of June 30, 2022, and December 31, 2021, all the Company’s other comprehensive income relates to unrealized gains and losses on available for sale securities.

Restrictions on Retained Earnings:

According to certain banking regulations, there is a restriction on availability of the Bank’s retained earnings for the payment of dividends.

Goodwill and Other Intangible Assets:

Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company performs an annual goodwill impairment test, which is generally conducted in the fourth quarter. As of June 30, 2022, and December 31, 2021, there was no impairment to goodwill. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible amortization expense was $695 and $4,167 for the six-month periods ended June 30, 2022, and 2021, respectively.

Note 2. Business Segments

COMMUNITY HERITAGE FINANCIAL, INC AND SUBSIDIARIES

OPERATING RESULTS BY BUSINESS SEGMENT

Six Months Ended June 30, 2022

	Commercial	Mortgage
	Banking	Banking	Other	Eliminations	Consolidated
Revenues:
Interest income	$14,523,118	$73,435	$—	$(14,021)	$14,582,532
Gain on sales of loans	—	1,401,741	—	—	1,401,741
Other secondary market income	—	291,226	—	(33,100)	258,126
Other non-interest income	855,245	—	—	—	855,245
Total operating income	15,378,363	1,766,402	—	(47,121)	17,097,644

Expenses
Provision for loan losses	585,935	—	—	—	585,935
Interest expense	749,335	23,333	476,098	(14,021)	1,234,745
Non-interest expense	8,335,826	1,528,253	227,233	(33,100)	10,058,212
Total operating expenses	9,671,095	1,551,586	703,332	(47,121)	11,878,892

Income (loss) before taxes	5,707,268	214,816	(703,332)	—	5,218,752
Income tax expense (benefit)	1,414,551	59,117	(146,230)	—	1,327,438
Net income (loss)	$4,292,717	$155,699	$(557,102)	$—	$3,891,314

Total assets	$874,464,126	$8,691,048	$68,135,006	$(78,727,284)	$872,562,896
Goodwill and other intangible	—	1,656,507	—	—	1,656,507

Six Months Ended June 30, 2021

	Commercial	Mortgage
	Banking	Banking	Other	Eliminations	Consolidated
Revenues:
Interest income	$13,429,361	$123,604	$—	$(52,798)	$13,500,167
Gain on sales of loans	—	2,928,482	—	—	2,928,482
Other secondary market income	—	(73,815)	—	(80,583)	(154,398)
Other non-interest income	1,026,869	16,461	—	—	1,043,330
Total operating income	14,456,230	2,994,732	—	(133,381)	17,317,581

Expenses
Provision for loan losses	2,898,678	—	—	—	2,898,678
Interest expense	980,171	139,743	476,098	(52,798)	1,543,214
Non-interest expense	7,547,963	1,772,215	148,338	(80,583)	9,387,933
Total operating expenses	11,426,812	1,911,958	624,436	(133,381)	13,829,825

Income (loss) before taxes	3,029,418	1,082,774	(624,436)	—	3,487,756
Income tax expense (benefit)	839,452	297,980	(150,509)	—	986,923
Net income (loss)	$2,189,966	$784,794	$(473,927)	$—	$2,500,833

Total assets	$722,265,619	$11,892,144	$69,765,850	$(72,519,296)	$731,404,317
Goodwill and other intangible	—	1,661,368	—	—	1,661,368

Note 3. Investments

The amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses as of June 30, 2022, and December 31, 2021, were as follows:

Available for Sale Investments:	Amortized	Gross Unrealized	Gross Unrealized	Estimated
As of and For the Six Months Ended June 30, 2022	Amortized Cost	Gains	Losses	Fair Value
U.S Government Agency	$3,518,062	$—	$(316,660)	$3,201,402
Mortgage Backed	13,875,262	0	(877,335)	12,997,927
Municipals	6,891,549	5,159	(512,856)	6,383,852
Corporates	16,288,737	262,974	(953,697)	15,598,014
Total	$40,573,610	$268,133	$(2,660,548)	$38,181,195

Held to Maturity Investments:	Amortized	Gross Unrealized	Gross Unrealized	Estimated
As of and For the Six Months Ended June 30, 2022	Amortized Cost	Gains	Losses	Fair Value
U.S Government Agency	$1,875,808	$—	$(54,238)	$1,821,570
Mortgage Backed	67,373,700	—	(3,346,514)	64,027,186
Municipals	28,481,784	—	(2,359,308)	26,122,476
Corporates	6,703,260	—	(271,044)	6,432,216
Total	$104,434,552	$—	$(6,031,104)	$98,403,448

Total Investments:	Amortized	Gross Unrealized	Gross Unrealized	Estimated
As of and For the Six Months ended June 30, 2022	Amortized Cost	Gains	Losses	Fair Value
U.S Government Agency	$5,393,870	$—	$(370,898)	$5,022,972
Mortgage Backed	81,248,962	—	(4,223,849)	77,025,113
Municipals	35,373,333	5,159	(2,872,164)	32,506,328
Corporates	22,991,997	262,974	(1,224,741)	22,030,230
Total	$145,008,162	$268,133	$(8,691,652)	$136,584,643

Available for Sale Investments:	Amortized	Gross Unrealized	Gross Unrealized	Estimated
As of and For the Year ended December 31, 2021	Amortized Cost	Gains	Losses	Fair Value
U.S Government Agency	5,520,714	$—	$(72,904)	$5,447,810
Mortgage Backed	83,512,858	109,467	(1,207,112)	82,415,213
Municipals	35,633,520	242,983	(261,091)	35,615,412
Corporates	20,584,904	227,788	(271,814)	20,540,878
Total	$145,251,996	$580,239	$(1,812,921)	$144,019,313

Securities carried at estimated fair value of $8.12 million and $10.10 million at June 30, 2022 and December 31, 2021, respectively, were pledged to secure public funds and for other purposes as required or permitted by law. For the six months ended June 30, 2022, the Company had no realized gains and losses. For the year ended December 31, 2021, the Company recognized gross gains of $196 thousand and gross losses of $18 thousand on the sales of securities.

The amortized cost and estimated fair value of debt securities at June 30, 2022 December 31, 2021, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

Available for Sale Investments		Estimated
As of June 30, 2022	Amortized Cost	Fair Value
Due in one year or less	$524,894	$525,239
Due after one year through five years	10,930,163	10,281,899
Due after five years through ten years	17,306,592	16,506,740
Due after ten years	11,811,962	10,867,317
	$40,573,611	$38,181,195

Held to Maturity Investments		Estimated
As of June 30, 2022	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due after one year through five years	950,584	932,110
Due after five years through ten years	12,447,793	11,934,967
Due after ten years	91,036,175	85,536,372
	$104,434,552	$98,403,449

Total Investments		Estimated
As of June 30, 2022	Amortized Cost	Fair Value
Due in one year or less	$524,894	$525,239
Due after one year through five years	11,880,748	11,214,009
Due after five years through ten years	29,754,384	28,441,707
Due after ten years	102,848,137	96,403,689
	$145,008,163	$136,584,644

Available for Sale Investments		Estimated
As of December 31, 2021	Amortized Cost	Fair Value
Due in one year or less	$654,767	$655,840
Due after one year through five years	3,987,383	3,994,456
Due after five years through ten years	30,331,947	30,180,539
Due after ten years	110,277,899	109,188,478
	$145,251,996	$144,019,313

The following tables show the securities available-for-sale and held-to-maturity with gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of June 30, 2022, and December 31 2021:

		Less than twelve months		Twelve Months or Greater		Total
			Gross		Gross		Gross
Available for Sale Investments	Number of	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
As of June 30, 2022	Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S Government Agency	2	$3,201,404	$(316,660)	$—	$—	$3,201,404	$(316,660)
Mortgage backed	7	10,003,817	(558,247)	2,994,111	(319,088)	12,997,928	(877,335)
Municipals	10	5,343,399	(512,856)	—	—	5,343,399	(512,856)
Corporates	15	14,332,607	(953,697)	—	—	14,332,607	(953,697)
Total	34	$32,881,227	$(2,341,460)	$2,994,111	$(319,088)	$35,875,338	$(2,660,548)

		Less than twelve months		Twelve Months or Greater		Total
			Gross		Gross		Gross
Held to Maturity Investments	Number of	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
As of June 30, 2022	Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S Government Agency	2	$1,821,570	$(54,239)	$—	$—	$1,821,570	$(54,239)
Mortgage backed	42	45,765,191	(2,249,177)	18,261,996	(1,097,339)	64,027,187	(3,346,516)
Municipals	37	23,984,610	(2,105,776)	2,137,867	(253,532)	26,122,477	(2,359,308)
Corporates	9	6,432,215	(271,044)	—	—	6,432,215	(271,044)
Total	90	$78,003,586	$(4,680,236)	$20,399,863	$(1,350,871)	$98,403,449	$(6,031,107)

		Less than twelve months		Twelve Months or Greater		Total
			Gross		Gross		Gross
Total Investments	Number of	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
As of June 30, 2022	Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S Government Agency	4	$5,022,974	$(370,899)	$—	$—	$5,022,974	$(370,899)
Mortgage backed	49	55,769,008	(2,807,424)	21,256,107	(1,416,427)	77,025,115	(4,223,851)
Municipals	47	29,328,009	(2,618,632)	2,137,867	(253,532)	31,465,876	(2,872,164)
Corporates	24	20,764,822	(1,224,741)	—	—	20,764,822	(1,224,741)
Total	124	$110,884,813	$(7,021,696)	$23,393,974	$(1,669,959)	$134,278,787	$(8,691,655)

		Less than twelve months		Twelve Months or Greater		Total
			Gross		Gross		Gross
Available for Sale Investments	Number of	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
As of December 31, 2021	Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S Government Agency	4	$5,447,810	$(72,904)	$—	$—	$5,447,810	$(72,904)
Mortgage backed	52	74,045,218	(1,151,522)	1,446,691	(55,590)	75,491,909	(1,207,112)
Municipals	30	23,460,115	(255,810)	559,190	(5,282)	24,019,305	(261,091)
Corporates	16	13,472,559	(271,814)	—	—	13,472,559	(271,814)
Total	102	$116,425,702	$(1,752,050)	$2,005,881	$(60,872)	$118,431,583	$(1,812,921)

Management evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. At June 30, 2022, the Bank has 3 available-for-sale securities and twenty-two held-to-maturity securities in an unrealized loss position for greater than twelve months. At December 31, 2021, the Bank had three available-for-sale securities that have been in an unrealized loss position for greater than twelve months. The unrealized losses on debt securities are reflective of interest rate fluctuations and are not a reflection of credit deterioration. Because the Bank does not intend to sell these investments and it is more likely than not that the Bank will not be required to sell these investments before recovery of the amortized cost basis, which may be maturity, the Bank does not consider these investments to be other-than-temporarily impaired at June 30, 2022 or December 31, 2021. All securities were available-for-sale at December 31, 2021.

On April 1, 2022, in a proactive move to protect on-balance sheet tangible equity and minimize further unrealized loss positions, management made the decision to move approximately 75% of the securities portfolio from available-for-sale to held-to-maturity position. The book value of securities transferred was $106.28 million. The unrealized loss included in this transaction was $10.19 million. This move allows the bank to manage the unrealized loss position and amortize the impact to equity over the life of the securities without impacting earnings.

Note 4. Loans and Allowance for Loan Losses

Loans outstanding as of June 30, 2022, and December 31, 2021, are categorized as follows:

	June 30,		December 31,
	2022		2021
	Amount	Percent	Amount	Percent
Commercial real estate	$320,694,076	46.5%	$273,325,125	44.9%
Residential real estate	199,217,368	28.9%	163,070,140	26.8%
Commercial	168,704,490	24.5%	171,727,599	28.2%
Consumer	1,158,738	0.2%	809,531	0.1%
Total gross loans	$689,774,672	100.0%	$608,932,395	100.0%

Net deferred loan costs	3,036,227		1,569,086
Allowance for loan losses	(7,097,516)		(6,499,690)
Total net loans	$685,713,383		$604,001,791

As of June 30, 2022 and December 31, 2021, overdraft deposits reclassified as loans totaled $342 thousand and $46 thousand, respectively.

The following tables summarize the activity in the allowance for loan losses by loan class for the periods ended June 30, 2022 and December 31, 2021:

As of and for the six months ended June 30, 2022	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$2,558,111	$1,747,451	$2,147,107	$47,021	$6,499,690
Provision for loan losses	302,514	149,687	127,898	5,836	585,935
Charge-offs	—	(7,108)	—	(18,670)	(25,778)
Recoveries	—	—	37,669	—	37,669
Ending Balance	$2,860,625	$1,890,030	$2,312,674	$34,187	$7,097,516

Allowance for credit losses:
Individually evaluated for impairment in accordance with ASC-310-10	$—	$—	$65,020	$20,000	$85,020
Collectively evaluated for impairment	2,860,625	1,890,030	2,247,654	14,187	7,012,496
Ending Balance	$2,860,625	$1,890,030	$2,312,674	$34,187	$7,097,516

As of and for the year ended December 31, 2021	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$3,607,150	$1,344,653	$2,501,278	$27,109	$7,480,190
Provision for loan losses	(1,049,039)	402,798	3,700,234	25,179	3,079,173
Charge-offs	—	—	(4,595,494)	(15,818)	(4,611,312)
Recoveries	—	—	541,088	10,551	551,639
Ending Balance	$2,558,111	$1,747,451	$2,147,107	$47,021	$6,499,690

Allowance for credit losses:
Individually evaluated for impairment	$—	$—	$79,190	$20,000	$99,190
Collectively evaluated for impairment	2,558,111	$1,747,451	$2,067,917	$27,021	$6,400,500
Ending Balance	$2,558,111	1,747,451	2,147,107	47,021	6,499,690

The following tables summarize the recorded investments in loans as of June 30, 2022, and December 31, 2021, and related to each balance in the allowance for loan losses by the portfolio segment and disaggregated based on the Bank’s impairment methodology:

As of June 30, 2022	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Total
Recorded investment in loans:
Individually evaluated for impairment	$76,899	$2,393,702	$65,020	$20,000	$2,555,621
Collectively evaluated for impairment	320,617,177	196,823,666	168,639,470	1,138,738	687,219,051
Ending Balance	$320,694,076	$199,217,368	$168,704,490	$1,158,738	$689,774,672

As of December 31, 2021
Recorded investment in loans:
Individually evaluated for impairment	$121,103	$2,827,555	$79,190	$20,000	$3,047,848
Collectively evaluated for impairment	273,204,022	160,242,585	171,648,409	789,531	605,884,547
Ending Balance	$273,325,125	$163,070,140	$171,727,599	$809,531	$608,932,395

Management evaluates the credit quality of all loans based on an internal grading system that estimates the capability of the borrower to repay the contractual terms of their loan agreement as scheduled or at all. The Bank’s internal risk grading is based on experiences with similarly graded loans. This analysis is performed on an ongoing basis as new information is obtained. The Bank uses the following definitions for adverse risk ratings:

●	Special Mention - Loans classified as special mention have a potential weakness that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

●	Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the possibility that the institution will sustain some loss if the deficiencies are not corrected.

●	Doubtful - A loan classified as doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard, and doubtful within the Bank’s internal risk rating system as of June 30, 2022 December 31, 2021:

		Special
As of June 30, 2022	Pass	Mention	Substandard	Doubtful	Total
Commercial Real Estate:
Construction and Land Development	$61,934,662	$—	$—	$—	$61,934,662
Multifamily	19,284,758	—	—	—	19,284,758
Other	238,181,810	1,215,947	76,899	—	239,474,656
Residential Real Estate	196,445,758	—	2,771,610	—	199,217,368
Commercial	168,639,470	—	65,020	—	168,704,490
Consumer, primarily home equity lines	1,138,738	—	20,000	—	1,158,738
Total gross loans	$685,625,196	$1,215,947	$2,933,529	$—	$689,774,672

		Special
As of December 31, 2021	Pass	Mention	Substandard	Doubtful	Total
Commercial Real Estate:
Construction and Land Development	$53,493,806	$—	$—	$—	$53,493,806
Multifamily	11,888,198	—	—	—	11,888,198
Other	206,901,655	920,363	121,103	—	207,943,121
Residential Real Estate	159,933,935	—	3,136,205	—	163,070,140
Commercial	171,147,735	—	579,864	—	171,727,599
Consumer, primarily home equity lines	789,531	—	20,000	—	809,531
Total gross loans	$604,154,860	$920,363	$3,857,172	$—	$608,932,395

The following tables reflect past due and nonaccrual loans as of June 30, 2022 and December 31, 2021:

As of June 30, 2022	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Current Loans	Total Recorded Investment in Loans	Nonaccrual Loans
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$61,934,662	$61,934,662	$
Multifamily	—	—	—	19,284,758	19,284,758
Other	—	—	—	239,474,656	239,474,656		76,899
Residential Real Estate	—	—	691,825	198,525,543	199,217,368		1,718,281
Commercial	—	—	—	168,704,490	168,704,490		65,020
Consumer	—	—	20,000	1,138,738	1,158,738		20,000
Total gross loans	$—	$—	$711,825	$689,062,847	$689,774,672		$1,880,200

As of December 31, 2021	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Current Loans	Total Recorded Investment in Loans	Nonaccrual Loans
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$53,493,806	$53,493,806	$—
Multifamily	—	—	—	11,888,198	11,888,198	—
Other	—	—	—	207,943,121	207,943,121	121,103
Residential Real Estate	267,387	579,403	40,504	162,182,846	163,070,140	1,871,058
Commercial	—	—	—	171,727,599	171,727,599	79,190
Consumer	20,000	—	—	789,531	809,531	20,000
Total gross loans	$287,387	$579,403	$40,504	$608,025,101	$608,932,395	$2,091,351

The Bank identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions and negative trends may result in a payment default in the near future.

There were no new residential loans modified in a TDR during the six-month period ended June 30, 2022. There were two new residential loans modified in a TDR during the year ended December 31, 2021, for a total of $945 thousand. These modifications included a reduction in the interest rate on both loans and an extension of the maturity on one loan. There were no TDRs that subsequently defaulted within 12 months of their modification during the six-month period ended June 30, 2022, or the year ended December 31, 2021.

The following tables summarize information regarding impaired loans, including TDRs, presented by class of loans as of June 30, 2022 and December 31, 2021:

	Unpaid			Average	Interest
	Principal	Recorded	Related	Recorded	Income
June 30, 2022	Balance	Investment	Allowance	Investment	Recognized
With No Related Allowance Recorded:
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	563,115	76,899	—	99,001	—
Residential Real Estate	2,672,742	2,393,702	—	2,461,535	24,126
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
	$3,235,857	$2,470,601	$—	$2,560,536	$24,126

With an Allowance Recorded:
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Commercial	73,000	65,020	65,020	72,105	—
Consumer	20,000	20,000	20,000	20,000	—
	$93,000	$85,020	$85,020	$92,105	$—

	Unpaid			Average	Interest
	Principal	Recorded	Related	Recorded	Income
December 31, 2021	Balance	Investment	Allowance	Investment	Recognized
With No Related Allowance Recorded:
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	588,859	121,103	—	161,343	—
Residential Real Estate	3,118,410	2,827,554	—	2,870,338	107,513
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
	$3,707,269	$2,948,657	$—	$3,031,681	$107,513

With an Allowance Recorded:
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Commercial	85,000	79,190	79,190	82,095	—
Consumer	20,000	20,000	20,000	19,404	2,069
	$105,000	$99,190	$99,190	$101,499	$2,069

Note 5. Goodwill and Intangibles

	As of and for the Six Months Ended June 30,
	2022	2021
Non-compete intangible:
Cost	$25,000	$25,000
Accumulated amortization	(25,000)	(20,139)
Non-compete intangible, net	$—	$4,861

Carrying value of goodwill:	1,656,507	1,656,507

Amortization expense included in other intangible amortization in the Consolidated Statements of Income was $695 and $4,167 as of June 30, 2022, and 2021, respectively.

There is no expected future amortization of the non-compete intangible.

Note 6. Leases

The Company follows ASU No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The right-of-use assets and lease liabilities detailed below include four locations used by the Bank and three locations used by Mlend at June 30, 2022 and at December 31, 2021. Short-term leases, including those with initial terms of 12 months or less, are not included in these balances. Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term, or for variable lease payments, in the period in which the obligation was incurred.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs, and any incentives received from the lessor.

The Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases:

	As of June 30, 2022
	Bank		Mlend		Consolidated
Lease liabilities	$1,598,204		$557,077		$2,155,281
Right-of-use assets	$1,541,834		$543,449		$2,085,283
Weighted average remaining lease term	6.3	years	6.6	years	6.4	years
Weighted average discount rate	3.10%		3.28%		3.14%

	As of June 30, 2022
	Bank		Mlend		Consolidated
Operating lease cost	$222,494		$59,529		$282,023
Short-term lease cost	1,435		194		1,629
Total lease cost	$223,929		$59,723		$283,652

Cash paid for amounts included in the measurement of lease liabilities	$222,841		$57,450		$280,291

	As of December 31, 2021
	Bank		Mlend		Consolidated
Lease liabilities	$1,776,158		$591,519		$2,367,676
Right-of-use assets	$1,720,860		$579,969		$2,300,829
Weighted average remaining lease term	6.5	years	7.1	years	6.7	years
Weighted average discount rate	3.08%		3.28%		3.13%

	For the Year Ended December 31, 2021
	Bank	Mlend	Consolidated
Operating lease cost	$443,243	$118,531	$561,774
Short-term lease cost	1,435	194	1,629
Total lease cost	$444,678	$118,725	$563,403

Cash paid for amounts included in the measurement of lease liabilities	$427,847	$87,600	$515,447

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities at June 30, 2022 and December 31, 2021, was as follows:

	As of June 30, 2022
Lease payments due	Bank	Mlend	Consolidated
Year ended December 31, 2022	$200,125	$43,800	$243,925
Year ended December 31, 2023	405,614	87,600	493,214
Year ended December 31, 2024	404,673	94,475	499,148
Year ended December 31, 2025	218,340	95,730	314,070
Year ended December 31, 2026	70,805	96,360	167,165
Thereafter	474,788	201,905	676,693
Total undiscounted cash flows	1,774,345	619,870	2,394,215
Discount	(176,142)	(62,793)	(238,933)
Lease liabilities	$1,598,204	$557,077	$2,155,281

	As of December 31, 2021
Lease payments due	Bank	Mlend	Consolidated
Year ended December 31, 2022	$403,108	$87,600	$490,708
Year ended December 31, 2023	405,614	87,600	493,214
Year ended December 31, 2024	404,673	94,475	499,148
Year ended December 31, 2025	218,340	95,730	314,070
Year ended December 31, 2026	70,805	96,360	167,165
Thereafter	474,788	201,905	676,693
Total undiscounted cash flows	1,977,328	663,670	2,640,998
Discount	(201,170)	(72,152)	(273,322)
Lease liabilities	$1,776,158	$591,519	$2,367,676

Note 7. Deposits

The components of deposits as of June 30, 2022 and December 31, 2021 were as follows:

	June 30,	December 31,
	2022	2021
Non-interest bearing deposits	$294,684,219	$272,399,626
Interest bearing deposits
NOW accounts	94,156,974	95,100,698
Money market accounts	224,116,475	201,093,248
Savings accounts	86,398,314	79,990,672
Time deposits accounts	91,455,710	88,100,826
Total interest bearing deposits	496,127,473	464,285,443

Total deposits	$790,811,692	$736,685,070

Time deposits in denominations of $250,000 or more amounted to $27.1 million and $32.4 million, respectively, at June 30, 2022 and 2021. Included in total deposits at June 30, 2022 and 2021 were insured cash sweep (ICS) and CDARS deposits in the amount of $74.4 million and $58.8 million, respectively. Other brokered deposits included in total deposits at June 30, 2022 and 2021 were $10 million and $243 thousand, respectively.

The following is a schedule of the future maturities of time deposits as of June 30, 2022:

For the Year Ending June 30:
2022	$34,310,756
2023	41,304,874
2024	8,448,864
2025	2,931,739
2026	4,459,477
$91,455,710

Note 8. Borrowings

As of June 30, 2022, the Bank had $15.5 million available in unsecured borrowings with other financial institutions with interest rates on these agreements equal to the prevailing federal funds rate. In addition, the Bank had access to $4 million in short-term borrowing capacity from the Federal Reserve Discount Window with an interest rate equal to 2.25%. The Bank also has access to a credit line with The Federal Home Loan Bank of Atlanta (FHLBA) that may be utilized for short and long-term borrowings. As of June 30, 2022, the Bank had $5.0 million in outstanding borrowings with the FHLBA. Total credit availability with the FHLBA as of June 30, 2022 was $218.2 million. Advances under this line of credit are secured by a portion of the Bank’s loan portfolio, which as of June 30, 2022, would have allowed the Bank to access up to $168.4 million of credit without pledging additional loans as collateral.

The Bank also had a $1.0 million letter of credit as of June 30, 2022 and December 31, 2021, with another financial institution for contingency funding purposes.

Other borrowings of $0 and $1.9 million as of June 30, 2022 and December 31, 2021, respectively, consisted of Mlends’ draws on warehouse lines of credit maintained at other financial institutions. Draws on the warehouse lines of credit are collateralized by the specific mortgage loans held for sale which are funded by advances on the lines. The total warehouse lines of credit were $16 million as of June 30, 2022, and December 31, 2021 with a remaining credit availability of $16 million and $14.1 million as of June 30, 2022 and December 31, 2021, respectively.

Note 9. Related Parties

The Company has, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, principal stockholders, their immediate families, and affiliated companies (collectively referred to as “Related Parties”).  These transactions are executed on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers.

The following schedule presents the activity of loans with the Company’s Related Parties for the six months ended June 30, 2022 and the year ended December 31, 2021:

	June 30,	December 31,
	2022	2021
Beginning balance	$4,574,087	890,625
Effect of changes in the composition of related parties	6,342,459	3,419,754
Advances	2,679,100	425,425
Principal curtailments	(2,067,846)	(161,717)
Ending balance	$11,527,801	$4,574,087

Note 10. Derivatives

We maintain and account for derivatives, in the form of interest-rate lock commitments (“IRLCs”), in accordance with the FASB guidance on accounting for derivative instruments and hedging activities. We recognize gains and losses on IRLCs on the mortgage loan pipeline through non-interest income and non-interest expense in the Consolidated Statements of Income.  IRLCs on mortgage loans that we intend to sell in the secondary market are considered derivatives. We are exposed to price risk from the time a mortgage loan closes until the time the loan is sold. The period between issuance of a loan commitment and closing and sale of the loan generally ranges from 14 days to 60 days with a limited number of IRLC’s of up to 90 days. At June 30, 2022 and December 31, 2021, the derivative assets and liabilities were included in the Consolidated Balance Sheets in other assets and other liabilities, respectively.

Information pertaining to the notional amounts and fair values of the Company’s derivative financial instruments at June 30, 2022 and December 31, 2021 are as follows:

As of June 30, 2022:	Notional Amount	Estimated Fair Value
Asset - IRLCs	$2,656,307	$37,435
Liability - IRLCs	757,200	7,215

As of December 31, 2021:	Notional Amount	Estimated Fair Value
Asset - IRLCs	$9,742,073	$156,090
Liability - IRLCs	2,846,766	7,160

Note 11. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amount and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors

As of June 30, 2022, and December 31, 2021, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain the minimum ratios as set forth in the following tables.

Effective September 30, 2021, the Bank reverted back to the Basel III risk-weighting framework. As of June 30, 2022 and December 31, 2021, the Bank met all requirements to be “well capitalized” under the risk-weighting framework.

Management believes as of June 30, 2022, and December 31, 2021, the Bank met all capital adequacy requirements to which it was subject.

The actual and required capital amounts and ratios as of June 30, 2022, and December 31, 2021, are presented below:

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
As of June 30, 2022	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital
(to risk weighted assets)	$82,617	12.03%	$54,960	8.00%	$68,700	10.00%

Tier 1 capital
(to risk weighted assets)	$74,892	10.90%	$41,220	6.00%	$54,960	8.00%

Common equity tier 1 capital
(to risk weighted assets)	$74,892	10.90%	$30,915	4.50%	$44,655	6.50%

Tier 1 leverage
(to average assets)	$74,892	8.74%	$34,323	4.00%	$42,904	5.00%

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
As of December 31, 2021	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital
(to risk weighted assets)	$75,469	12.58%	$54,960	8.00%	$68,700	10.00%

Tier 1 capital
(to risk weighted assets)	$67,969	11.33%	$41,220	6.00%	$54,960	8.00%

Common equity tier 1 capital
(to risk weighted assets)	$67,969	11.33%	$30,915	4.50%	$44,655	6.50%

Tier 1 leverage
(to average assets)	$67,969	8.57%	$34,323	4.00%	$42,904	5.00%

Note 12. Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the “Fair Value Measurements and Disclosures” topic of FASB ASC-820, the fair value of an instrument is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market and in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. U.S. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with this guidance, the Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 –

Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Bank to measure certain assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

Interest rate lock commitments: The Company recognizes interest rate lock commitments at fair value based on the price of the underlying loans obtained from an investor for loans that will be delivered on a best-efforts basis while taking into consideration the probability (pull-through) that the rate lock commitments will close (Level 3). The pull-through rate is considered a level 3 input which at June 30, 2022, ranged from (70% - 90%), with a weighted average of (75%) based on the relative fair values of these assets.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows as of June 30, 2022, and December 31, 2021:

	Quoted Prices in Active	Significant	Significant
	Markets for identical	Other	Unobservable
	Assets	Observable Inputs	Inputs
As of June 30, 2022	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Securities available-for-sale:
U.S. Treasuries	$—	$3,201,402	$—	$3,201,402
U.S Government Agency	—	—	—	—
Mortgage Backed	—	12,997,927	—	12,997,927
Municipals	—	6,383,852	—	6,383,852
Corporates	—	15,598,014	—	15,598,014
Sub-Debt	—		—	—

Other Assets:	—	—	—	—
Interest rate lock commitments	—	—	37,435	37,435
Total assets measured on a recurring basis	$—	$38,181,195	$—	$38,218,630

Liabilities:
Other Liabilities
Interest rate lock commitments	$—	$—	$7,215	$7,215
Total liabilities measured in a recurring basis	$—	$—	$7,215	$7,215

	Quoted Prices in Active	Significant	Significant
	Markets for identical	Other	Unobservable
	Assets	Observable Inputs	Inputs
As of December 31, 2021	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Securities available-for-sale:
U.S. Treasuries	$—	$5,447,810	$—	$5,447,810
U.S Government Agency	—	—	—	—
Mortgage Backed	—	82,415,213	—	82,415,213
Municipals	—	35,615,412	—	35,615,412
Corporates	—	20,540,878	—	20,540,878
Sub-Debt	—		—

Other Assets:	—	—		—
Interest rate lock commitments	—	—	156,090	156,090
Total assets measured on a recurring basis	$—	$144,019,313	$156,090	$144,175,403

Liabilities:
Other Liabilities
Interest rate lock commitments	$—	$—	$7,160	$7,160
Total liabilities measured in a recurring basis	$—	$—	$7,160	$7,160

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Loans Held for Sale: Loans held for sale are carried at the lower of cost or estimated fair value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale at June 30, 2022 and December 31, 2021.

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreements will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the Company’s collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal, of one year or less, conducted by an independent, licensed appraiser using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the property is more than one year old and not solely based on observable market comparable or management determines the fair value of the collateral is further impaired below the appraised value, then a Level 3 valuation is considered to measure the fair value. The value of business equipment is based upon an outside appraisal, of one year or less, if deemed significant, or the net book value on the applicable business’s financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3).

Impaired loans allocated to the allowance for loan losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income. No impaired loans were carried at fair value at June 30, 2022 and December 31, 2021.

Other Real Estate Owned: OREO is measured at fair value in the same manner as described for impaired loans. Any initial fair value adjustment is charged against the allowance for loan losses. Subsequent fair value adjustments are recorded in the period incurred and included in noninterest expense on the Consolidated Statements of Income. The Company had no other real estate owned at June 30, 2022, and December 31, 2021.

For financial assets measured at fair value on a non-recurring basis the Bank had no non-recurring assets with fair values at June 30, 2022 and December 31, 2021.

FASB ASC 825, Financial Instruments, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The carrying amounts and estimated fair values of the Company’s financial instruments are presented in the following tables whether or not recognized on the Consolidated Balance Sheets at fair value.

The estimated fair value of the Company’s financial instruments is summarized as follows as of June 30, 2022 and December 31 2021:

		June 30,		December 31,
	Level in	2022		2021
	Fair Value	Carrying	Fair	Carrying	Fair
	Hierarchy	Value	Value	Value	Value
Financial assets:
Cash and due from banks	Level 1	$15,495,064	$15,495,064	$41,255,045	$41,255,045
FHLB Stock	Level 1	593,900	593,900	337,700	337,700
Securities	Level 2	142,615,747	136,584,643	144,019,313	144,019,313
Loans held for sale	Level 2	2,729,626	2,729,626	5,423,358	5,423,358
Loans, net	Level 3	685,713,383	683,147,805	604,001,791	604,167,705
Accrued interest receivable	Level 2	2,263,562	2,263,562	1,971,018	1,971,018
Bank owned life insurance	Level 2	6,475,884	6,475,884	6,475,067	6,475,067
Interest rate lock commitments	Level 3	37,435	37,435	156,090	156,090

Financial liabilities:
Time Deposits	Level 3	$91,455,710	$85,364,109	$88,100,826	$87,626,826
Other Deposits	Level 2	699,355,982	699,355,982	648,584,244	648,584,244
Accrued interest payable	Level 2	176,479	176,479	189,842	189,842
Subordinated Debt	Level 3	14,798,182	14,454,899	14,753,333	14,899,479
Other Borrowings	Level 3	—	—	1,887,060	1,887,060
Interest rate lock commitments	Level 3	7,215	7,215	7,160	7,160

Note 13. Revenue from Contracts with Customers

Substantially all the Company’s revenue from contracts with customers that is within the scope of ASC 606, “Revenue from Contracts with Customers” is reported within non-interest income. Certain other in-scope items such as gains and losses on OREO are recorded in non-interest expense. The recognition of interest income and certain sources of non-interest income (e.g. gains on security transactions, bank owned life insurance income, gains on loans held for sale, etc.) are governed by other areas of U.S. GAAP. Significant revenue streams that are within scope of ASC 606 and included in non-interest income are discussed in the following paragraphs.

Service Charges on Deposit Accounts

A significant portion of noninterest income is derived from short-term contracts associated with services provided for deposit account holders. These revenue streams are principally comprised of overdrawn account charges, account maintenance charges, ATM fees, and monthly account fees. The Bank’s performance obligations on revenue generated from deposit accounts are generally satisfied immediately, when the transaction occurs, or by month-end. Typically, the duration of a contract does not extend beyond the services performed. Due to the short duration of most customer contracts which generate these sources of noninterest income, no significant judgments must be made in the determination of the amount and timing of revenue recognized.

VISA Check Card Income

The Bank earns interchange fees from debit cardholder transactions conducted through the VISA payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Gains and Losses on the Sale of Other Real Estate Owned

The Company records a gain or loss from the sale of other real estate owned (“OREO”) when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

The following table describes the in-scope and out-of-scope noninterest income elements related to ASC Topic 606 for the six-months ended June 30, 2022, and 2021:

	As of and for the Six Months Ending
	June 30,	June 30
	2022	2021
In-scope of ASC topic 606:
Service charges on deposit accounts:
Monthly service and other activity charges	$315,338	$338,915
ATM fees	39,272	35,920
VISA check card income	442,493	353,355
Gain/(loss) premises and equipment	16,508	1,500
Other operating income	57,400	20,552
Total non-interest income within the scope of ASC-606	871,011	750,242
Out-of-scope of ASC 606 (1)	1,644,101	3,067,172
	$2,515,112	$3,817,414

(1)	Includes bank owned life insurance, gain on sale of loans, other mortgage banking income, gain on IRLC’s. and gain on sale of securities.

Contract Balances

The Company’s in-scope non-interest revenue streams are largely based on transactional activity. Consideration is often received immediately or shortly after the Company satisfied its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of June 30, 2022, and 2021, the Company did not have any significant contract balances.

Note 14. Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. There are two types of subsequent events (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Subsequent events have been considered through September 28, 2022, the date financial statements were available to be issued.

On September 23, 2022, the Company filed a Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A with respect to the Company’s public offering of 600,000 shares of common stock under Regulation A, Tier 2. The public offering price is expected to be between $21.00 and $23.00 per share. The Company is offering the shares of common stock through an underwriter, Piper Sandler & Co. The underwriter will have a 30-day option to purchase up to 90,000 additional shares of common stock.

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Amendment and Restatement of Community Heritage Financial, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

2.2	Bylaws of Community Heritage Financial, Inc. (incorporated by reference to Exhibit 2.2 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

3.1	Form of Common Stock Certificate of Community Heritage Financial, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.1	Employment Agreement dated August 27, 2021, by and between Middletown Valley Bank and Robert E. Goetz (incorporated by reference to Exhibit 6.1 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.2	Employment Agreement dated February 1, 2019, by and between Millennium Financial Group, Inc. and William H. Poffenbarger (incorporated by reference to Exhibit 6.2 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.3	Employment Agreement dated August 27, 2021, by and between Middletown Valley Bank and J. Michael Hill (incorporated by reference to Exhibit 6.3 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.4	Employment Agreement dated September 1, 2021, by and between Middletown Valley Bank and Robert Wolfe, Jr. (incorporated by reference to Exhibit 6.4 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.5	Supplemental Executive Retirement Plan Agreement dated January 24, 2014, by and between Middletown Valley Bank and Robert E. Goetz (incorporated by reference to Exhibit 6.5 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.6	Amendment to Supplemental Executive Retirement Plan Agreement dated May 18, 2018, by and between Middletown Valley Bank and Robert E. Goetz (incorporated by reference to Exhibit 6.6 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.7	Supplemental Executive Retirement Plan Agreement dated March 2, 2012, by and between Middletown Valley Bank and J. Michael Hill (incorporated by reference to Exhibit 6.7 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.8	Amendment to Supplemental Executive Retirement Plan Agreement dated May 18, 2018, by and between Middletown Valley Bank and J. Michael Hill (incorporated by reference to Exhibit 6.8 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.9	Community Heritage Financial, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 6.9 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.10	Form of Restricted Stock Unit Grant Agreement under the Community Heritage Financial, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 6.10 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.11	Community Heritage Financial 401(k) Plan (incorporated by reference to Exhibit 6.11 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.12	Middletown Valley Bank Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 6.12 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.13	Lease Agreement dated as of February 1, 2019, by and between Fordham Holdings, LLC, as Landlord, and Millennium Financial Group, Inc., as Tenant (incorporated by reference to Exhibit 6.13 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.14	Lease Agreement dated as of July 1, 2020, by and between Dry Dock Plaza, LLC, as Landlord, Millennium Financial Group, Inc., as Tenant, and Middletown Valley Bank as Sub-Tenant (incorporated by reference to Exhibit 6.14 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.15	Securities Purchase Agreement dated as of as of November 27, 2018, by and between Community Heritage Financial, Inc., and William H. Poffenbarger, Jr. (incorporated by reference to Exhibit 6.15 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.16	First Amendment to the Securities Purchase Agreement dated as of February 1, 2019, by and between Community Heritage Financial, Inc and William H. Poffenbarger, Jr. (incorporated by reference to Exhibit 6.16 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

7.1	Agreement and Plan of Reorganization dated as of August 23, 2018, by and between Middletown Valley Bank and Community Heritage Financial, Inc. (incorporated by reference to Exhibit 7.1 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

7.2	Amendment to Agreement and Plan of Reorganization dated as of October 19, 2018, by and between Middletown Valley Bank and Community Heritage Financial, Inc. (incorporated by reference to Exhibit 7.2 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY HERITAGE FINANCIAL, INC.

By:	/s/ Robert E. Goetz
Robert E. Goetz
President and Chief Executive Officer Date: September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Robert E. Goetz
Robert E. Goetz
President and Chief Executive Officer
Date: September 28, 2022

By:	/s/ Robert L. Wolfe Jr.
Robert L. Wolfe Jr.
Chief Financial Officer
Date: September 28, 2022